Filed Pursuant to Rule 424(b)

Registration No. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 16 DATED SEPTEMBER 20, 2011

TO THE PROSPECTUS DATED SEPTEMBER 17, 2010

This document supplements, and should be read in conjunction with, our prospectus dated September 17, 2010 relating to our offering of 180,000,000 shares of common stock, as supplemented by Supplement No. 14 dated July 29, 2011 and Supplement No. 15 dated August 12, 2011. Unless otherwise defined in this Supplement No. 16, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•	the status of the offering;

•	our entry into a joint venture with a group of institutional international investors advised by CBRE Investors Global Multi Manager; and

•	an updated risk factor relating to this joint venture arrangement.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our dividend reinvestment plan at $9.50 per share. As of September 19, 2011, we had raised aggregate gross offering proceeds of approximately $16.1 million from the sale of approximately 1.7 million shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Joint Venture

On September 20, 2011, we entered into a joint venture with a group of institutional international investors advised by CBRE Investors Global Multi Manager (each a “CBREI Investor”). The joint venture is in the form of PECO-ARC Institutional Joint Venture I, L.P., a Delaware limited partnership (the “Joint Venture”). We, through an indirectly wholly owned subsidiary, serve as the general partner of and will own a 51% interest in the Joint Venture. Each CBREI Investor is a limited partner and they will collectively own a 49% interest in the Joint Venture. Below is a summary of the major terms of the Joint Venture.

Investment Strategy. The Joint Venture intends to invest in necessity-based neighborhood and community shopping centers with acquisition costs of no more than $20 million per property. Each acquired property is to have an annualized acquisition capitalization rate of at least 7.25% and an occupancy rate of at least 80%, with no vacant primary anchor tenant at the time of acquisition. The aggregate level of debt financing is generally not to exceed 50% of the gross asset value of the properties owned by the Joint Venture once all capital contributions have been fully funded, but may go up to 60% during the investment period.

Capital Contributions. We have committed to contribute approximately $52 million to the Joint Venture and the CBREI Investors have committed to contribute $50 million in cash. We intend to fund our capital commitment through the contribution of Lakeside Plaza, Snow View Plaza and St. Charles Plaza (valued at our cost of approximately $31.8 million to acquire those properties) and cash. We expect to contribute these properties over a period of months as funds are needed to acquire additional properties meeting the Joint Venture’s investment strategy. Partners are not obligated to contribute capital after March 20, 2013.

Management. As general partner, we control the management of the Joint Venture. We have engaged AR Capital Advisor, which is our advisor, to advise the Joint Venture. Our advisor has engaged Phillips Edison Sub-advisor, which is our sub-advisor, to act as a sub-advisor for the Joint Venture. We have also engaged Phillips Edison Property Manager, which is our property manager, to provide property management services to the Joint Venture. The agreements generally mirror the similar agreements in place among and between us and our advisor, our sub-advisor and our property manager. However, revisions have been made to avoid duplication of payments by both us and the Joint Venture to our sponsors. We expect our direct and indirect payments to our Advisor Entities and their affiliates for advisory and property management services will be unaffected by our entering into the Joint

Venture (except that our reimbursement obligations with respect to our advisor’s overhead may decrease because the Joint Venture has no obligation to reimburse its advisor for such costs). In addition, other than a likely increase in asset management fees due to the expected increase in assets under management and the possibility of earning a promote on Joint Venture distributions allocated to the CBREI investors (as described below), the Joint Venture arrangements are not likely to result in greater fee income for our sponsors.

Certain major decisions will require the approval of an executive committee, which consists of four members: two appointed by us and two appointed by the CBREI Investors. The major decisions that require executive committee approval include, but are not limited to:

•	certain related-party transactions;

•	acquisitions not consistent with the Joint Venture’s investment strategy;

•	the incurrence of debt or guarantees not consistent with the Joint Venture’s investment strategy;

•	litigation with a primary anchor tenant;

•	the decision to rebuild a property that has suffered a casualty (except as required by any lease or loan document);

•	disposing of substantially all of the assets of the Joint Venture before August 13, 2013;

•	the dissolution or liquidation of the Joint Venture or any subsidiary; and

•	any amendment to the limited partnership agreement.

Distributions. The Joint Venture will make periodic distributions of net cash flow to us and the CBREI Investors pro rata based on our respective percentage interests. The portion allocated to the CBREI Investors will first be distributed to the CBREI Investors until it has received an inflation-adjusted real rate of return of 5%. The remaining net cash flow allocated to the CBREI Investors will then be distributed 85% to the CBREI Investors and 15% to Phillips Edison Sub-advisor, which is also a limited partner for purposes of earning the promote but which is not investing any capital in the Joint Venture. (No promote is paid to Phillips Edison Sub-advisor with respect to the distributions allocated to us because we pay an incentive fee to our Advisor Entities pursuant to our existing advisory agreement.)

Outside Activities. Until March 20, 2013 (or the investment of all of the capital that is to be contributed to the Joint Venture), neither we nor our sub-advisor may acquire properties meeting the Joint Venture’s investment strategy except through the Joint Venture. This restriction applies to our affiliates and our sub-advisor’s affiliates as well.

Transfer Restrictions. The limited partnership agreement contains restrictions on each partner’s ability to transfer their interests in the Joint Venture, including certain indirect transfers. Notwithstanding those restrictions, none of the following transfers would constitute a breach of the limited partnership agreement:

•	transfers of a CBREI Investor’s interest in the Joint Venture provided that we are first given an opportunity to purchase the interest at the proposed transfer price;

•

transfers of our interest in the Joint Venture to a “qualified property manager” for cash after the expiration of the “lock-out period,” which is defined as the earlier of (i) August 31, 2013 or (ii) the first date on which we have raised aggregate equity of $1.5 billion, subject to the CBREI Investors’ tag-along rights described below;

•

indirect transfers of our interests, such as through changes in the ownership of us or our operating partnership, if no single person would directly or indirectly own 20% of our subsidiary that acts as the general partner to the Joint Venture;

•	any transfer of our shares issued in this offering or other public offerings; and

•	certain transfers to affiliates.

Tag-Along Rights. If we sell our interests to a qualified property manager, we must use commercially reasonable efforts to cause the purchaser to also purchase all of the interests of those individual CBREI Investors who desire to sell. If the purchaser does not agree to purchase all of these interests, then each CBREI Investor who desires to sell will sell a proportionate part of the interest it desires to sell and we will sell a proportionate part of our interest.

If we conduct a registered offering of shares listed on a national securities exchange, each CBREI Investor has the right to convert its interest in the Joint Venture into privately issued shares in our company. The number of shares to be received will be based on the appraised value of the assets of the Joint Venture divided by the price paid in the offering.

Go-Along Obligation. After the expiration of the lock-out period, if we enter into an agreement to sell all of our interests in the Joint Venture for a cash purchase price, the CBREI Investors must also sell all of their interests to the purchaser on the same terms.

Buy/Sell Procedures. We or the CBREI Investors (acting as a group) may initiate buy/sell procedures with respect to our respective ownership interests in the event that a majority of the executive committee members are not able to reach an agreement on certain major decisions. Under the buy/sell procedures, one partner must deliver to the other partner notice of its intention to exercise the buy/sell option. Such notice shall state the value of the real and tangible personal property owned by the Joint Venture. The partner receiving such notice must either (i) sell its interests based on the value provided in the notice, or (ii) buy the other partner’s interests based upon that value. The buy/sell rights are not applicable at any time in which our interest in the Joint Venture is worth more than half of our total assets.

Risk Factors

The following risk factor supplements the risk factors included in our prospectus under the heading “Risk Factors.”

Our joint venture arrangement with CBREI Investors reduces our control over our assets and could give rise to disputes with our joint venture partners, which could adversely affect the value of your investment in us.

Our joint venture with CBREI Investors involves risks not otherwise present when we own properties through wholly owned entities. For example:

•

Certain major decisions with respect to the Joint Venture require the approval of a majority of the executive committee of the Joint Venture. The committee includes two members appointed by the CBREI Investors. Our inability to obtain majority approval may prevent us from executing transactions that would be in our best interest.

•

A dispute with respect to certain major decisions may give either party the right to trigger buy/sell rights. Should we instigate the buy/sell procedures, we would (at the election of the CBREI Investors) have to sell our interests in the Joint Venture or buy CBREI investors’ interest in the Joint Venture. Should the CBREI Investors instigate the buy/sell procedures, we would have to choose between buying and selling our interest in the Joint Venture. If we are a seller under the buy/sell procedures, the terms of the sale may be less attractive than if we had held onto our investment; and if we are a buyer, we may be unable to finance such a buy-out or may have to incur indebtedness on unattractive terms or at levels that might not be in our best interest.

•

Our agreement with the CBREI Investors limits certain direct and indirect transfers of our interest in the Joint Venture. As a result, we may be unable to sell our interest in the Joint Venture when we would otherwise like and we may be unable to sell large equity interests in us or certain subsidiaries to a large investor that would, as a result of the sale, directly or indirectly own 20% or more of the subsidiary through which we own our interest in the Joint Venture.